SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, pursuant to CVM Instruction No. 358/2002, it was informed by news published in the media, on this date, of the public civil suit (process No. 1002384-06.2018.4.01.3400), proposal by the Sindicato dos Trabalhadores nas Empresas de Energia do Rio de Janeiro e região (Union of Workers in the Energy Companies of Rio de Janeiro and region) - Sintergia/RJ or ("author") before the 8th Federal Civil Court of SJDF, against Eletrobras and the Federal Government, having as object the privatization of Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí, Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. and Amazonas Distribuidora de Energia S.A ("Distribution Companies").

The author of the aforementioned public civil suit requested (i) the suspension of the Extraordinary General Meeting of Eletrobras No. 170 ("EGM"), to be held on February 8, alleging that "the decisions of the CPPI that consolidated the model of disposal of the six distribution companies mentioned and orientation to the decision to be taken by the general meeting - certainly, at least, of the ownership (Federal Government) - suffer from serious illegalities ", (ii) as well as the annulment of Resolution No. 20/2017 of the Partnership and Investment Program Council (CPPI) and, consequently, the call of the said 170th EGM.

Eletrobras clarifies that the sale of the Distributors follows the Law 9,491/1997, the Decree 9,192/2017 and Resolution CPPI No. 20 and its changes, and Eletrobras' management recommended the approval, pursuant to the Management Proposal for the 170th Extraordinary General Meeting.

Eletrobras informs that it has not yet been quoted, but will keep the market informed about this matter.

Rio de Janeiro, February 05, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.